UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CARTER’S, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

146229109
(CUSIP Number)

October 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146229109	13G	Page 2

1.		NAMES OF REPORTING PERSONS Berkshire Fund VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,938,097 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,938,097 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,097 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 3

1.		NAMES OF REPORTING PERSONS Berkshire Fund VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 923,191 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 923,191 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,191 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 4

1.		NAMES OF REPORTING PERSONS Berkshire Investors IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 97,533 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 97,533 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,533 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 5

1.		NAMES OF REPORTING PERSONS Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 46,429 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 46,429 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,429 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 6

1.		NAMES OF REPORTING PERSONS Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 205,976 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 205,976 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,976 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 7

1.		NAMES OF REPORTING PERSONS Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,368 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,368 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 8

1.		NAMES OF REPORTING PERSONS Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 188,006 †
	7.	SOLE DISPOSITIVE POWER 188,006 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,006 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

CUSIP No. 146229109	13G	Page 9

1.		NAMES OF REPORTING PERSONS Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 22,682 †
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 22,682 †
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,682 †
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1% *†
12.		TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2010, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2010.

†	As of November 5, 2010. See Item 4.

Item 1(a).  Name of Issuer:

The Issuer’s name is Carter’s, Inc. (the “Company” or the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309.

Item 2(a). Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Berkshire Fund VII, L.P. (“Fund VII”); Berkshire Fund VII-A, L.P. (“Fund VII-A”); Berkshire Investors IV LLC (“Investors IV”); Berkshire Investors III LLC (“Investors III”); Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“Stockbridge”); Stockbridge Absolute Return Fund, L.P. (“SARF”); Stockbridge Partners LLC (“SP”); and Berkshire Partners LLC (“BP”).

Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A.  Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of Stockbridge and SARF.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act.  The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business offices of each of the Reporting Persons, 7BA and SA is 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c). Citizenship:

Each of Fund VII, Fund VII-A, Investors IV, Stockbridge, SARF, SP and SA is organized under the laws of the State of Delaware.  Each of 7BA, Investors III and BP is organized under the laws of the Commonwealth of Massachusetts.

Item 2(d).  Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (“Common Stock”).

Item 2(e). CUSIP Number:

The CUSIP Number to which this Statement relates is 146229109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) The responses of the Reporting Persons to Row (9) of the cover pages of this Schedule 13G are incorporated herein by reference.  As the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the shares of Common Stock held by Fund VII and Fund VII-A.  However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by Fund VII and Fund VII-A.  As the sole general partner of Stockbridge and SARF, SA may be deemed to beneficially own shares of Common Stock held by Stockbridge and SARF.  However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by Stockbridge and SARF.

(b) The responses of the Reporting Persons to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference.  As of November 5, 2010, the Reporting Persons beneficially owned in the aggregate 6,428,282 shares of Common Stock, representing approximately 11.2% of the shares of Common Stock outstanding (based on the number of shares outstanding as of October 29, 2010, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 2, 2010).

(c) The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2010

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC,
its general partner

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC,
its general partner

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	Berkshire Partners LLC, its sole managing member

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated November 8, 2010, by and among the Reporting Persons